UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, December 26th 2016

GAL Note N° 189/2016

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Ref:     Material Fact

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) in accordance with the regulations in force to inform that today the Company has received a notice from CAMMESA informing that following the instructions issued by the Ministry of Energy and Mining, it shall proceed to perform the credits for the provisional remedies that impacted on the application of the seasonal prices established by Resolutions MEyM numbers  6/2016 and 41/2016, according to the data informed to their operational areas for the periods pending up to the present.

In this regard, and in relation with the provisional remedies that impacted on the application of the tariffs established by Resolution Number 1/2016, except for the amounts contained in the Resolutions above mentioned, the Company is requested to inform the monthly values it ceased to perceive because of said provisional remedies to solve the corresponding credits; the above, until the ENRE establishes the terms and conditions to recover the revenues.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

Consistent with the credit to be issued, CAMMESA shall proceed to credit the interests billed. The measure hereby informed would enable, in principle, to revert the negative financial condition submitted by the Company in its Statement of comprehensive income at September 30th 2016.

Yours faithfully,

Carlos D. Ariosa

EDENOR S.A.

Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: December 29, 2016